UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING
(CHECK ONE):     ☒Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form 10-D     ☐Form N-SAR     ☐N-CSR

For Period Ended: December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Delta International Oil & Gas Inc.

Full Name of Registrant

Former Name if Applicable

16427 North Scottsdale Road, Suite 410

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85254

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief  pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K,  20-F, 11-K,  10-Q,  10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

         Management is in the process of finalizing the operating results of its 2013 fiscal year.  The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-K will be filed as soon as practicable and within the 15 day extension period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Malcolm Sherman	(480)	483-0420
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒Yes   ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes   ☒ No

         If  so:  attach  an  explanation of  the anticipated change, both narratively and  quantitatively,  and, if  appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Delta International Oil & Gas Inc.
(Name of Registrant as Specified in Charter)

has caused  this notification  to be  signed  on its  behalf  by the  undersigned  hereunto  duly authorized.

Date: March 31, 2014	By:	/s/ Malcolm Sherman
Malcolm Sherman
Executive Vice President